UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

Commission File Number: 001-42571

INTERCONT (CAYMAN) LIMITED

39 Ocean Drive Singapore

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

Resignation of Independent Director

The board (the “Board”) of directors (the “Directors”) of Intercont (Cayman) Limited (the “Company”) announces that, on August 5, 2026, Mr. Dahong Li, Mr. Michael Schumann and Ms. Yuanmei Ma resigned as independent Directors. Upon their resignations, each of Mr. Dahong Li, Mr. Michael Schumann and Ms. Yuanmei Ma ceased to serve in his or her respective positions on the audit committee of the Board, the compensation committee of the Board, the nominating and corporate governance committee and the strategic development committee of the Board, as applicable. Their resignations were due to personal reasons and were not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies, procedures or practices.

Appointment of Independent Director

The Company hereby announces the appointments of Mr. Chan Kelvin Zhi Hong, Mr. Lee Chee Wai, and Wong Khai Meng as independent directors to its Board of Directors. The appointments of the independent directors mentioned above took effect as of August 5, 2026.

Each independent director’s biography is set out below:

Chan Kelvin Zhi Hong

Mr. Chan Kelvin Zhi Hong is a capital market and corporate development professional with over a decade of experience across public-company capital markets, corporate finance, strategic transactions, and cross-border business development. He holds a Bachelor of Arts with Second Class Honours (Lower Division) in International Business from the University of the West of England, awarded in February 2013, and a Bachelor of Business (Honours) in International Business from Taylor’s University, conferred in May 2013. Mr. Chan began his professional career in commercial banking, serving as a Relationship Executive at Citibank from October 2009 to January 2011 and later as a Financial Management Advisor at OCBC Bank from May 2013 to February 2014. His experience at these institutions included financial advisory, relationship management, and regulatory compliance. Since July 2014, he has served as a Corporate Development Analyst at Colour Face International Limited, where he oversees private-placement fundraising, the implementation, and strategic market expansion. Since 2018, Mr. Chan has held senior executive roles at Powerbridge Technologies Co., Ltd., formerly listed on Nasdaq under the symbol PBTS, and, following an ownership change and corporate restructuring in January 2024, at X3 Holdings Co., Ltd. (Nasdaq: XTKG). He initially managed capital markets and international business development for the company’s China-based enterprise software operations and subsequently served as Senior Executive of Capital Markets and Corporate Development as the company relocated its headquarters to Singapore and expanded into AI- and blockchain-related businesses.

Lee Chee Wai

Mr. Lee Chee Wai is a Malaysian technology executive and entrepreneur with more than 20 years of leadership experience in enterprise technology, artificial intelligence (AI), intelligent security, robotics, office automation, and digital transformation. During the past five years, Mr. Lee has continued to serve as the Managing Director of Intelligent Artificial Sdn Bhd (2006 – Present), where he leads company's strategy, business development, technology innovation, executive leadership, and strategic partnerships. The company provides AI solutions, intelligent security systems, and robotics solutions for commercial applications. Mr. Lee has also continued to serve as the Managing Director of IBL Solution (M) Sdn Bhd (2010 – Present), where he oversees enterprise technology solutions, managed print services, document management, intelligent security integration, customer relationship management, and operational oversight. Since 2025, Mr. Lee has been a founding team member of Vouza.AI, an early-stage artificial intelligence venture currently in the pre-incorporation stage. The venture is focused on the development of AI Agents, Large Language Models (LLMs), enterprise AI automation, and intelligent business solutions. Mr. Lee is currently enrolled in the Post Graduate Program in Artificial Intelligence and Machine Learning: Business Applications (PGP-AIML) offered by the McCombs School of Business at The University of Texas at Austin in collaboration with Great Learning, to strengthen his expertise in artificial intelligence, machine learning, and enterprise AI applications. Mr. Lee also holds a Diploma in Computer Studies from Informatics Computer School, Singapore, validated by the University of Cambridge Local Examinations Syndicate, awarded in April 1999.

Wong Khai Meng

Mr. Wong Khai Meng has more than 20 years of experience in accounting, finance, corporate management, business advisory, mergers and acquisitions and fundraising, and has served as a director and committee member of listed companies. Mr. Wong began his career at Commerce Trust Berhad in 2000, where he gained experience in marketing unit trust products to banks and financial institutions. In 2001, he joined Jaymuda Group as a management trainee and gained experience in the accounting, finance, marketing, sales and information technology functions of a property development company. In 2004, he joined Cheng & Co. as branch manager of its Batu Pahat office. From 2010 to 2015, he served as chief operating officer of CC International Berhad, where he managed group operations, including human resources, management information systems, finance, customer service and business development. From January 2016 to 2025, he served as its chief executive officer. During his tenure, the company was listed on the LEAP Market of Bursa Malaysia. He has also been involved in more than 30 mergers and acquisitions of professional services firms in Malaysia, Australia and Singapore and has advised startups and small and medium-sized enterprises on financial management, business growth and technology adoption. Mr. Wong served as an independent non-executive director of a listed technology company from 2009 to 2011. On May 12, 2020, he was appointed as a non-executive independent director of YGL Convergence Berhad. He served as a member of its Audit and Risk Management Committee and Remuneration Committee and as chairman of its Nominating Committee. Mr. Wong received a Bachelor of Arts in Economic and Social Studies (Accounting and Finance) from the University of Manchester in 2000. He was admitted as a Chartered Accountant and member of the Malaysian Institute of Accountants on January 31, 2008. His curriculum vitae also identifies him as a Certified Financial Planner with the Financial Planning Association of Malaysia.

Reconstitution of Board Committees

In connection with the foregoing changes, on August 5, 2026, the Board reconstituted its standing committees, in each case with effect from the same date, as follows: the Audit Committee shall consist of Mr. Wong Khai Meng (Chairperson), Mr. Chan Kelvin Zhi Hong and Mr. Chee Wai Lee, and the Board has determined that Chan Kelvin Zhi Hong qualifies as an “audit committee financial expert” as defined under rules and regulations of the SEC; the Compensation Committee shall consist of Mr. Chan Kelvin Zhi Hong (Chairperson), Mr. Wong Khai Meng and Mr. Chee Wai Lee; the Nominating and Corporate Governance Committee shall consist of Chee Wai Lee (Chairperson), Mr. Chan Kelvin Zhi Hong and Mr. Chee Wai Lee; and the Strategic Development Committee shall consist of Ms. Muchun Zhu, Mr. Chan Kelvin Zhi Hong and Mr. Chee Wai Lee. The Board has determined that each of Mr. Wong Khai Meng, Mr. Chan Kelvin Zhi Hong and Mr. Chee Wai Lee satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act, and there are no related party transactions requiring disclosure under Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2026	Intercont (Cayman) Limited

	By:	/s/ Muchun Zhu
Muchun Zhu
Chief Executive Officer

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